

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Via E-Mail
Ms. Bei Lu
Chief Executive Officer
CleanTech Innovations, Inc.
C District, Maoshan Industry Park
Tieling Economic Development Zone
Tieling, Liaoning Province, China 112616

> **Re: CleanTech Innovations, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Response Letter Dated September 29, 2011**
> **File No. 1-35002**

Dear Ms. Lu:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief